UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

 Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Fourth Quarter and Full Year 2017 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2018	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contact: MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Company Press Release

Nova Reports Fourth Quarter and Full Year 2017 Results

Rehovot, Israel – February 13, 2018 – Nova (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported financial results for the fourth quarter and full year 2017, the periods ended December 31, 2017.

Fourth Quarter 2017 Highlights:

●	Record quarterly revenue of $57.4 million, up 14% year-over-year, exceeding guidance of $53 to $57 million
●	GAAP net income of $8.2 million, or $0.29 per diluted share, including non-recurring expense of $3.5 million related to tax provision for prior years, meeting guidance of $0.29 to $0.37 per share
●	Non-GAAP net income of $13.0 million, or $0.45 per diluted share, exceeding guidance of $0.34 to $0.42 per share
●	Launched three new metrology solutions, enhancing Nova’s Optical CD and X-ray capabilities in Memory and Logic

Full Year 2017 Highlights:

●	Record full-year revenue of $222 million, up 35% year-over-year, outperforming the industry growth pace
●	Record GAAP net income of $46.5 million, or $1.63 per diluted share, up 365% year-over-year on a per-share basis
●	Record non-GAAP net income of $55.4 million, or $1.94 per diluted share, up 76% year-over-year on a per-share basis
●	Continuous customer diversification and growing position in Memory led to record yearly revenue in both Dimensional Optical and Materials X-ray metrology product lines

GAAP Results ($K)
	Q4 2017	Q3 2017	Q4 2016	FY 2017	FY 2016
Revenues	$ 57,378	$54,058	$50,212	$ 221,992	$163,903
Net Income	$ 8,241	$11,502	$8,364	$ 46,459	$9,644
Earnings per Diluted Share	$0.29	$0.40	$0.30	$1.63	$0.35
NON-GAAP Results ($K)
	Q4 2017	Q3 2017	Q4 2016	FY 2017	FY 2016
Net Income	$ 13,021	$13,101	$11,719	$ 55,404	$30,321
Earnings per Diluted Share	$0.45	$0.46	$0.42	$1.94	$1.10

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, net adjustments of deferred tax assets, tax provision for previous years, stock-based compensation expenses, expense related to a royalty buyout agreement with the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist) and inventory write-off.

Management Comments

“Our record quarterly revenue was an excellent conclusion to a fifth consecutive record revenue year, demonstrating the strength of our diverse product portfolio across all platforms and technology segments,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “2017 was an outstanding year in which our product revenue grew at 42%, outperforming the industry’s growth rates. In parallel, we continued to leverage our operational efficiency, leading to record annual profit”

“We believe that our consistent performance, combined with the launch of new offerings, will lead us to continued growth in 2018. Encouraged by our performance in 2017, we intend to continue executing our strategic plan effectively in order to meet our aggressive growth plan while we expand our product portfolio, solidify our market position and improve customer diversification,” Mr. Oppenhaim continued. “As a leading innovator in the metrology space, we intend to continue our growth by investing in the research and development of disruptive solutions, in order to capture emerging metrology markets and strengthen our market position.”

2018 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2018. Based on current estimates, management expects:

●	$54 million to $60 million in revenue
●	$0.29 to $0.40 in diluted GAAP EPS
●	$0.34 to $0.45 in diluted non-GAAP EPS

2017 Fourth Quarter Results

Total revenues for the fourth quarter of 2017 were $57.4 million, an increase of 6% compared to the third quarter of 2017, and an increase of 14% relative to the fourth quarter of 2016.

Gross margin for the fourth quarter of 2017 was 56%, compared with gross margin of 61% in the third quarter of 2017 and equal to gross margin of 56% in the fourth quarter of 2016.

Operating expenses in the fourth quarter of 2017 were $19.7 million. This is compared with $18.3 million in the third quarter of 2017 and compared with $17.4 million in the fourth quarter of 2016.

On a GAAP basis, the company reported net income of $8.2 million, or $0.29 per diluted share, in the fourth quarter of 2017. This is compared with net income of $11.5 million, or $0.40 per diluted share, in the third quarter of 2017, and compared with net income of $8.4 million, or $0.30 per diluted share, in the fourth quarter of 2016.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, net adjustments of deferred tax assets, tax provision for prior years and stock-based compensation expenses, the company reported net income of $13.0 million, or $0.45 per diluted share, in the fourth quarter of 2017. This is compared with net income of $13.1 million, or $0.46 per diluted share, in the third quarter of 2017, and compared with net income of $11.7 million, or $0.42 per diluted share, in the fourth quarter of 2016.

2017 Full Year Results

Total revenues for 2017 were $222.0 million, an increase of 35% compared to total revenues of $163.9 million for 2016.

Gross margin in 2017 was 59%, compared with gross margin of 46% in 2016, which included $12.9 million of non-recurring expense related to a royalty buyout agreement with the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist).

Operating expenses in 2017 were $73.4 million, compared with operating expenses of $65.1 million in 2016.

On a GAAP basis, the company reported net income of $46.5 million, or $1.63 per diluted share, in 2017. This is compared with a net income of $9.6 million, or $0.35 per diluted share, in 2016, which included $12.9 million of expense related to a royalty buyout agreement with IIA.

On a non-GAAP basis, which excludes amortization of acquired intangible assets, net adjustments of deferred tax assets, tax provision for prior years, stock-based compensation expenses, expense related to a royalty buyout agreement with IIA and inventory write-off, the company reported net income of $55.4 million, or $1.94 per diluted share, in 2017, compared with net income of $30.3 million, or $1.10 per diluted share, in 2016.

Total cash reserves at the end of 2017 were $149.8 million, compared to $91.7 million at the end of 2016.

Conference Call Information

Nova will host a conference call today, February 13, 2018, at 9 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-289-0438
ISRAEL Dial-in Number: 1 809-212- 883
INTERNATIONAL Dial-in Number: 1-323-794-2423
At:
9 a.m. Eastern Time
6 a.m. Pacific Time
4 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world's largest integrated-circuit manufacturers, Nova's products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova's product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today's high-end semiconductor market. Nova's technical innovation and market leadership enable customers to improve process performance, enhance products' yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude charges for amortization of acquired intangible assets, net adjustment of deferred tax assets, tax provision for prior years, stock-based compensation expenses, expense related to a royalty buyout agreement with IIA (formerly known as the Office of the Chief Scientist) and inventory write-off and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to efforts to complete and integrate current and/or future acquisitions; risks related to worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 3, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	27,697	20,406
Short-term interest-bearing bank deposits	121,390	70,546
Trade accounts receivable	40,949	42,626
Inventories	34,921	29,260
Other current assets	7,313	5,068

Total current assets	232,270	167,906

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	1,957	3,020
Severance pay funds	1,503	1,425
Property and equipment, net	13,891	10,017
Identifiable intangible assets, net	12,800	15,361
Goodwill	20,114	20,114

Total long-term assets	51,015	50,687

Total assets	283,285	218,593

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	15,754	16,501
Deferred revenues	10,334	4,072
Other current liabilities	26,038	18,461

Total current liabilities	52,126	39,034

Long-term liabilities
Deferred tax liabilities	-	1,094
Liability for employee severance pay	2,590	2,418
Other long-term liabilities	1,833	1,330

Total long-term liabilities	4,423	4,842

Shareholders' equity	226,736	174,717

Total liabilities and shareholders’ equity	283,285	218,593

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016

Revenues:
Products	44,754	39,806	174,343	122,439
Services	12,624	10,406	47,649	41,464
Total revenues	57,378	50,212	221,992	163,903

Cost of revenues:
Products	17,523	15,497	62,242	48,577
Services	7,801	6,557	28,563	25,282
Expense related to a royalty buyout agreement with the IIA	-	-	-	12,875
Inventory write-off	-	-	-	1,889
Total cost of revenues	25,324	22,054	90,805	88,623

Gross profit	32,054	28,158	131,187	75,280

Operating expenses:
Research and development expenses, net	10,617	9,225	38,956	34,998
Sales and marketing expenses	5,908	5,814	23,751	20,736
General and administration expenses	2,558	1,702	8,100	6,835
Amortization of acquired intangible assets	640	636	2,561	2,545
Total operating expenses	19,723	17,377	73,368	65,114

Operating income	12,331	10,781	57,819	10,166

Financing income, net	710	190	2,276	1,216

Income before tax on income	13,041	10,971	60,095	11,382

Income tax expenses	4,800	2,607	13,636	1,738

Net income for the period	8,241	8,364	46,459	9,644

Earnings per share:
Basic	0.30	0.31	1.68	0.35
Diluted	0.29	0.30	1.63	0.35

Shares used for calculation of earnings per share:

Basic	27,873	27,292	27,696	27,175
Diluted	28,786	27,704	28,524	27,503

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Cash flows from operating activities:

Net income for the period	8,241	8,364	46,459	9,644

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	787	731	3,618	4,271
Amortization of acquired intangible assets	640	636	2,561	2,545
Amortization of deferred stock-based compensation	899	691	2,779	2,735
Increase (decrease) in liability for employee termination benefits, net	3	(57)	94	38
Deferred tax assets, net	(395)	2,028	(31)	633
Decrease (increase) in trade accounts receivable	(7,395)	(19,068)	1,677	(23,580)
Decrease (increase) in inventories	3,050	(335)	(6,858)	(1,670)
Decrease (increase) in other current and long term assets	1,187	(1,885)	(2,245)	(2,180)
Increase (decrease) in trade accounts payable	(1,869)	4,127	(747)	2,123
Increase in other current liabilities and other long-term liabilities	5,218	3,601	8,242	3,037
Increase (decrease) in short and long term deferred revenues	(1,092)	(351)	6,262	(1,756)

Net cash provided by (used in) operating activities	9,274	(1,518)	61,811	(4,160)

Cash flow from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	2,443	(998)	(50,844)	(1,248)
Additions to property and equipment	(4,171)	(1,518)	(6,295)	(3,133)

Net cash used in investment activities	(1,728)	(2,516)	(57,139)	(4,381)

Cash flows from financing activities:
Purchases of treasury shares	-	-	-	(937)
Shares issued under employee stock-based plans	131	786	2,619	2,151

Net cash provided by financing activities	131	786	2,619	1,214

Increase (decrease) in cash and cash equivalents	7,677	(3,248)	7,291	(7,327)
Cash and cash equivalents – beginning of period	20,020	23,654	20,406	27,733
Cash and cash equivalents – end of period	27,697	20,406	27,697	20,406

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2017	September 30, 2017	December 31, 2016
GAAP cost of revenues	25,324	21,179	22,054
Stock-based compensation in cost of products	(107)	(113)	(88)
Stock-based compensation in cost of services	(89)	(57)	(54)
Non-GAAP cost of revenues	25,128	21,009	21,912

GAAP gross profit	32,054	32,879	28,158
Gross profit adjustments	196	170	142
Non-GAAP gross profit	32,250	33,049	28,300
GAAP gross margin as a percentage of revenues	56%	61%	56%
Non-GAAP gross margin as a percentage of revenues	56%	61%	56%

GAAP operating expenses	19,723	18,277	17,377
Stock-based compensation in research and development	(346)	(259)	(247)
Stock-based compensation in sales and marketing	(216)	(95)	(211)
Stock-based compensation in general and administrative	(141)	(145)	(91)
Amortization of acquired intangible assets	(640)	(641)	(636)
Non-GAAP operating expenses	18,380	17,137	16,192
Non-GAAP operating income	13,870	15,912	12,108
GAAP operating margin as a percentage of revenues	21%	27%	21%
Non-GAAP operating margin as a percentage of revenues	24%	29%	24%

GAAP tax on income	4,800	3,726	2,607
Deferred tax assets adjustments, net	312	(289)	(2,028)
Tax provision for prior years	(3,553)	-	-
Non-GAAP tax on income	1,559	3,437	579

GAAP net income	8,241	11,502	8,364
Amortization of acquired intangible assets	640	641	636
Stock-based compensation expenses	899	669	691
Deferred tax assets adjustments, net	(312)	289	2,028
Tax provision for prior years	3,553	-	-
Non-GAAP net income	13,021	13,101	11,719

GAAP basic earnings per share	0.30	0.41	0.31
Non-GAAP basic earnings per share	0.47	0.47	0.43

GAAP diluted earnings per share	0.29	0.40	0.30
Non-GAAP diluted earnings per share	0.45	0.46	0.42

Shares used for calculation of earnings per share:
Basic	27,873	27,788	27,292
Diluted	28,786	28,601	27,704

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2017	2016
GAAP cost of revenues	90,805	88,623
Expense related to a royalty buyout agreement with the IIA	-	(12,875)
Inventory write-off	-	(1,889)
Stock-based compensation in cost of products	(370)	(342)
Stock-based compensation in cost of services	(268)	(218)
Non-GAAP cost of revenues	90,167	73,299

GAAP gross profit	131,187	75,280
Gross profit adjustments	638	15,324
Non-GAAP gross profit	131,825	90,604
GAAP gross margin as a percentage of revenues	59%	46%
Non-GAAP gross margin as a percentage of revenues	59%	55%

GAAP operating expenses	73,368	65,114
Stock-based compensation in research and development	(1,055)	(983)
Stock-based compensation in sales and marketing	(621)	(884)
Stock-based compensation in general and administrative	(465)	(308)
Amortization of acquired intangible assets	(2,561)	(2,545)
Non-GAAP operating expenses	68,666	60,394
Non-GAAP operating income	63,159	30,210
GAAP operating margin as a percentage of revenues	26%	6%
Non-GAAP operating margin as a percentage of revenues	28%	18%

GAAP tax on income	13,636	1,738
Deferred tax assets adjustments, net	(52)	(633)
Tax provision for prior years	(3,553)	-
Non-GAAP tax on income	10,031	1,105

GAAP net income	46,459	9,644
Amortization of acquired intangible assets	2,561	2,545
Expense related to a royalty buyout agreement with the IIA	-	12,875
Stock-based compensation expenses	2,779	2,735
Deferred tax assets adjustments, net	52	633
Tax provision for prior years	3,553	-
Inventory write-off	-	1,889
Non-GAAP net income	55,404	30,321

GAAP basic earnings per share	1.68	0.35
Non-GAAP basic earnings per share	2.00	1.12

GAAP diluted earnings per share	1.63	0.35
Non-GAAP diluted earnings per share	1.94	1.10

Shares used for calculation of earnings per share:
Basic	27,696	27,175
Diluted	28,524	27,503